SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Expedia Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30212P303

(CUSIP Number)

Richard N. Baer, Esq. Chief Legal Officer Liberty Expedia Holdings, Inc. 12300 Liberty Boulevard Englewood, CO 80112 (720) 875-5800	Andrew J. Nussbaum, Esq. Edward J. Lee, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

February 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Expedia Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 29,937,623 shares (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 29,937,623 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,937,623 shares (1)

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty Expedia Holdings, Inc. and shares beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse.

13.	Percent of Class Represented by Amount in Row (11) 20.0% (1) (2)

14.	Type of Reporting Person (See Instructions) CO

(1)
Consists of (i) 5,083,900 shares of common stock, $0.0001 par value (“Common Stock”), held by Barry Diller (“Mr. Diller”), (ii) options to purchase 537,500 shares of Common Stock held by Mr. Diller that are exercisable within 60 days of February 4, 2019, (iii) 439,552 shares of Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, (iv) 11,076,672 shares of Common Stock held by Liberty Expedia Holdings, Inc. (“Liberty”, and together with Mr. Diller, “Reporting Persons”), and (v) 12,799,999 shares of Class B common stock, $0.0001 par value (“Class B Common Stock”), held by a wholly owned subsidiary of Liberty.

(2)
Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of Expedia Group, Inc., a Delaware corporation (the “Issuer”), representing approximately 54.8% of the voting power of the Issuer.  Such beneficial ownership amounts are based on there being outstanding, as of the close of business on October 12, 2018, 136,174,433 shares of Common Stock and 12,799,999 shares of Class B Common Stock, based on the Issuer’s Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2018 filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2018 (the “Form 10-Q”), and as calculated in accordance with Rule 13d-3.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 29,937,623 shares (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 29,937,623 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,937,623 shares (1)

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty Expedia Holdings, Inc. and shares beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse.

13.	Percent of Class Represented by Amount in Row (11) 20.0% (1) (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
Consists of (i) 5,083,900 shares of Common Stock held by Mr. Diller, (ii) options to purchase 537,500 shares of Common Stock held by Mr. Diller that are exercisable within 60 days of February 4, 2019, (iii) 439,552 shares of Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, (iv) 11,076,672 shares of Common Stock held by Liberty, and (v) 12,799,999 shares of Class B Common Stock held by a wholly owned subsidiary of Liberty.

(2)
Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Issuer representing approximately 54.8% of the voting power of the Issuer. Such beneficial ownership amounts are based on there being outstanding, as of the close of business on October 12, 2018, 136,174,433 shares of Common Stock and 12,799,999 shares of Class B Common Stock, as reported by the Issuer in the Form 10-Q, and as calculated in accordance with Rule 13d-3.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Statement of

LIBERTY EXPEDIA HOLDINGS, INC.
and
BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

EXPEDIA GROUP, INC.

Liberty Expedia Holdings, Inc., a Delaware corporation (“Liberty”), and Barry Diller (“Mr. Diller,” and together with Liberty, the “Reporting Persons” and each, a “Reporting Person”) are filing this statement on Schedule 13D with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Expedia Group, Inc., a Delaware corporation (the “Issuer” or “Expedia”).  Liberty and Mr. Diller constitute a “group” for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the “Reporting Group.”  The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Issuer by the Reporting Group on November 14, 2016, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on March 7, 2018 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended Statement on Schedule 13D/A (this “Amendment” and together with the Schedule 13D, this “Statement”) constitutes Amendment No. 2 to the Schedule 13D.  Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 4.   Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

The Reporting Persons have been informed that, on February 1, 2019, a member of Expedia management, as authorized by a special committee of disinterested directors formed by the Board of Directors of the Issuer (the “Special Committee”), conveyed to a member of Liberty management a proposal for the Issuer to acquire the outstanding shares of Liberty in a business combination transaction in which the outstanding shares of Liberty’s Series A common stock and Series B common stock would be exchanged for newly issued shares of Common Stock.  Over the course of the next two days, the member of Expedia management, as authorized by the Special Committee, and the member of Liberty management, as authorized by a committee of the Board of Directors of Liberty, composed of all of Liberty’s Common Stock Directors (the “Transaction Committee”), engaged in discussions regarding a possible exchange ratio for the transaction.

As of the filing of this Amendment, the member of Expedia management had last proposed a possible exchange ratio of 0.347 of a share of Common Stock for each outstanding share of Liberty Series A common stock and Series B common stock (the “Expedia Proposal”), subject to the negotiation of mutually acceptable transaction agreements.  In connection with conveying the Expedia Proposal, the member of Expedia management also communicated that the Special Committee had not authorized making any proposal to Liberty with a higher exchange ratio.  Based on a total of 54,496,214 shares of Liberty Series A common stock and 2,830,174 shares of Liberty Series B common stock outstanding on December 31, 2018, the Expedia Proposal would involve the issuance by the Issuer of an aggregate of 19,892,257 shares of Common Stock in respect of all outstanding shares of Liberty common stock.  Liberty beneficially owns 11,076,672 shares of Common Stock and 12,799,999 shares of Class B Common Stock of the Issuer.

Also, as of the filing of this Amendment, the member of Liberty management had last proposed a possible exchange ratio of 0.373 of a share of Common Stock for each outstanding share of Liberty Series A common stock and Series B common stock (the “Liberty Proposal”), subject to the negotiation of mutually acceptable transaction agreements.  In connection with conveying the Liberty Proposal, the member of Liberty management also communicated that the Transaction Committee had not authorized making any proposal to Expedia with a lower exchange ratio.  Based on the number of outstanding shares of Liberty common stock on December 31, 2018, the Liberty Proposal would involve the issuance by the Issuer of an aggregate of 21,382,743 shares of Common Stock in respect of all outstanding shares of Liberty common stock.

In addition, Mr. Diller states that, in connection with the consummation of any such transaction, as would be permitted under certain circumstances by the governance and shareholder agreements relating to the Issuer currently in effect, Mr. Diller expects to exchange shares of Common Stock beneficially owned by him for shares of Class B Common Stock currently owned by Liberty and a charitable foundation formed by Mr. Diller may likewise exchange shares of Common Stock it owns for shares of Class B Common Stock currently owned by Liberty, and that Mr. Diller and the Issuer may enter into certain amendments to the governance agreement currently in effect relating to Mr. Diller’s ability to exchange for or purchase in the future additional shares of Class B Common Stock, as well as other governance arrangements and transfer restrictions.  Such exchange would not affect the consideration to be paid in any potential transaction between Liberty and Expedia.

The Reporting Persons expect that there may be continued discussions among the parties regarding a potential transaction and related matters, including the terms of any continuing governance agreement between Mr. Diller and the Issuer.  There can be no assurance that any discussions that may occur among the Reporting Persons, the Issuer and/or the Special Committee or the Transaction Committee will contain transaction terms consistent with those described above, or result in the entry into a definitive agreement concerning a transaction (or the terms and conditions thereof) or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement.  Discussions concerning a possible transaction may be terminated at any time and without prior notice.

The Reporting Persons do not intend to disclose developments with respect to the foregoing unless and until the Boards of Directors of Liberty and the Issuer have approved a specific transaction, if any, except as may be required by law.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) The Reporting Persons are the beneficial owners of, in the aggregate, 17,137,624 shares of Common Stock (assuming the exercise of options to purchase 537,500 shares of Common Stock held by Mr. Diller) and 12,799,999 shares of Class B Common Stock, $0.0001 par value (the “Class B Common Stock”), which shares constitute approximately 12.5% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of all of the Reporting Persons’ shares of Class B Common Stock into Common Stock, the Reporting Persons would beneficially own approximately 20.0% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Issuer representing approximately 54.8% of the voting power of the Issuer. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty and shares of Common Stock beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on October 12, 2018, 136,174,433 shares of Common Stock and 12,799,999 shares of Class B Common Stock, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on October 26, 2018 (the “Expedia Outstanding Shares”), and calculated in accordance with Rule 13d-3. Subject to the arrangements described in Item 6 of the Statement, Mr. Diller holds an irrevocable proxy granted by Liberty, pursuant to which Mr. Diller has the right to vote the Issuer’s securities held by Liberty and its subsidiaries, subject to certain limitations as described in the Statement, which proxy has been assigned by Mr. Diller to Liberty until the termination or expiration of certain of the proxy arrangements.

Liberty and its subsidiaries own approximately 16.0% of the Expedia Outstanding Shares representing approximately 52.6% of the voting power of the Expedia Outstanding Shares. Mr. Diller and a private foundation own 3.7% of the Expedia Outstanding Shares representing 2.1% of the voting power of the Expedia Outstanding Shares (which figures exclude shares of Common Stock underlying stock options held by Mr. Diller). The foregoing percentages are based on the Expedia Outstanding Shares.

(b) Not applicable.

(c)  On January 22, 2019, 784 restricted stock units with respect to Common Stock held by Mr. Christopher Shean, the Chief Executive Officer and President and a director of Liberty, vested and Mr. Shean received 784 shares of Common Stock.  Such restricted stock units were granted to Mr. Shean in connection with his service as a director of the Issuer pursuant to the terms of the Governance Agreement.  On December 31, 2018, Alexander Von Furstenberg, a director of Liberty, received 102.663 stock units, which entitle the holder upon termination of service as a director to receive shares of Common Stock on a 1-for-1 basis pursuant to the terms of the Issuer’s Non-Employee Director Deferred Compensation Plan.  On December 15, 2018, 671 restricted stock units with respect to Common Stock held by Mr. Von Furstenberg vested and Mr. Von Furstenberg received 671 shares of Common Stock.  Such restricted stock units were granted to Mr. Von Furstenberg in connection with his service as a director of the Issuer.  Other than as disclosed in this Amendment, no transactions were effected by the Reporting Persons, or, to the knowledge of Liberty, any Annex A Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Statement is true, complete and correct.

Dated: February 4, 2019

LIBERTY EXPEDIA HOLDINGS, INC.

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President and Assistant Secretary

BARRY DILLER

/s/ Barry Diller